Exhibit 23.2

Consent of Independent Auditors

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of Global Partners LP for the registration of common units representing limited partnership interests in Global Partners LP, preferred units representing limited partner interests in Global Partners LP, other classes of units representing limited partner interests in Global Partners LP, debt securities of Global Partners LP and GLP Finance Corp., and guarantees of debt securities by subsidiaries of Global Partners LP, and to the incorporation by reference therein of our report dated February 28, 2024, with respect to the statement of assets acquired and liabilities assumed and related notes as of December 21, 2023 included in Global Partners LP’s Current Report on Form-8-K/A, filed with the Securities and Exchange Commission on February 29, 2024.

/s/ Ernst & Young LLP

Boston, Massachusetts

March 1, 2024